L.B. FOSTER COMPANY
415 Holiday Drive
Pittsburgh, PA  15220-2783
(412) 928-3450
(412) 928-7891 Fax
drusso@lbfosterco.com

DAVID J. RUSSO
Vice President and
Chief Financial Officer


April 17, 2007

Mr. David Humphrey
Securities and Exchange Commission
Mail Stop 3561
Washington, DC  20549

         RE:      SEC Staff comment letter dated April 9, 2007


Dear Mr. Humphrey,

We are in receipt of a comment letter from the Staff of the Securities and Exchange Commission dated April 9, 2007 and are currently engaged in preparing a suitable response. However, due to our current significant workload and the effort expected to be required to prepare a satisfactory response, we will need more than the 10 days allotted in the Staff's comment letter. Accordingly, pursuant to our discussion, we plan to submit a response on or before May 10, 2007.

Please feel free to call me if you have any comments or questions regarding the above at (412) 928-3450.

Thank you very much for your assistance in this matter.


Very truly yours,


/s/ David J. Russo
------------------

David J. Russo
Senior Vice President, CFO and Treasurer